Exhibit 99.1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.
CNPJ nº 20.512.706/0001-40
NIRE 42.300.047.520

CVM Registered – No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A. ("Company" of “Vitru Brazil”), in compliance with the provisions of Law no. 6,404, of December 15, 1976, as amended, and the regulations of the Brazilian Securities and Exchange Commission ("CVM"), particularly with the provisions of the CVM Resolution No. 44, of August 23, 2021, as amended, and in addition to the Material Fact disclosed by the Company on September 5, 2023 ("September Material Fact"), hereby informs the market in general that, on this date, its direct controlling shareholder, Vitru Limited (Nasdaq: VTRU) ("Controlling Shareholder" or "Vitru Limited"), approved, at an extraordinary general meeting ("Vitru Limited EGM"), the terms of its merger with and into the Company, which will become the new holding company of the Vitru Group ("Merger"). On the same date, the Merger was approved by the Company at an Extraordinary General Meeting, which also approved certain other matters ("Merger EGM").

The consummation of the Merger is subject, pursuant to article 125 of the Brazilian Civil Code, to the satisfaction of a condition precedent, as provided for at the Merger EGM. Vitru Brazil will timely issue new communications to confirm the satisfaction of the condition precedent, the date on which the Merger will be consummated, and, consequently, the date on which the Company’s common shares (“Company Shares”) will be available for trading on the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), under the trading name "VITRUEDUCA" and the ticker "VTRU3".

General Conditions of the Merger

Subject to the terms and conditions set forth in the Merger documents approved at the Merger EGM ("Merger Documents"), as well as approved within the Vitru Limited EGM, upon consummation of the Merger, every 1 (one) Vitru Limited common share (“Controlling Shares”) will be converted into the right to receive 4 (four) Company Shares, provided however, that each holder of Controlling Shares will receive, in lieu of Company Shares, 4 (four) American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts ("ADRs"), of the Company (each representing one (1) Company

Share) for each Controlling Share that they hold to the extent that they do not make a valid election and take such other necessary steps to receive Company Shares ("Exchange Ratio"). There will be no fractions of shares issued by the Company.

ADR Program

In addition, the Company approved, at the Merger EGM, the creation of a temporary sponsored ADR program ("ADR Program"). The ADR Program will remain open for 60 (sixty) days following the closing of the Merger. During this period, holders of the Company's ADSs may take affirmative action to surrender their ADSs for the purpose of withdrawal and receive delivery of the number of Company Shares represented thereby. After the termination of the ADR Program, the depositary institution responsible for the ADR Program (“ADS Depositary”) will no longer provide certain services in respect of the ADSs. As soon as practicable thereafter, the ADS Depositary shall use its reasonable efforts to sell the Company Shares represented by the ADSs and shall thereafter (as long as it may lawfully do so) hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement executed under the ADR Program, after deduction of applicable fees, expenses and taxes, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders who have not surrendered their ADSs.

Estimated Schedule

The Company presents below the estimated timetable for the implementation of the Merger, already reflecting, for the purposes of completeness of information, the main stages that must be observed by the holders of the Controlling Shares, under the terms of the legislation applicable to Vitru Limited:

Event	Estimated Date (subject to change)
Approval of the Merger	April 19, 2024
Beginning of election period	April 22, 2024
Election deadline	May 21, 2024
Expected closing of merger	June 7, 2024
Expected delivery of Company ADSs	June 7, 2024
Expected delivery of Company Shares	June 7, 2024
Expected First day of trading of Company Shares on the B3	June 10, 2024
Expected Termination of Company ADS program	August 6, 2024

Under the terms of the applicable regulations, the Company will keep its shareholders and the market in general informed of any relevant developments on the above topics.

Florianópolis, April 19, 2024.

Carlos Henrique Boquimpani de Freitas

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is being made in respect of the corporate restructuring of Vitru Limited (“Vitru”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”). In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 and a prospectus of Vitru Brazil. Vitru Brazil may also file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the prospectus as well as other filings containing information about Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov).

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s and Vitru Brazil’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.